Exhibit 99.1

ReNew Announces Results for the Fourth Quarter

of Fiscal Year 2025 (Q4 FY25) and Fiscal Year 2025,

both ended March 31, 2025

June 16, 2025: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q4 FY25 and the fiscal year ended March 31, 2025.

Operating Highlights:

•
As of March 31, 2025, the Company’s portfolio consisted of ~17.3 GWs, compared to ~13.5 GWs as of March 31, 2024. Subsequent to the fiscal year-end, the Company has signed ~1.2 GW of PPAs taking the total portfolio to ~18.5 GWs (+1.1 GWh Battery Energy Storage System or “BESS”). In addition, the Company has 6.5 GW of solar module manufacturing and 2.5 GW of cell manufacturing.
•
The Company’s commissioned capacity has increased 12.4% year-over-year to ~10.7 GWs (net of 300 MWs of assets sold during FY25) as of March 31, 2025. Subsequent to fiscal year-end, the Company has commissioned 466 MWs of which 436 MWs is solar and 30 MWs is wind, taking the total commissioned capacity to ~11.2 GWs.
•
Total Income (or total revenue) for Q4 FY25 was INR 34,391 million (US$ 403 million), compared to INR 24,776 million (US$ 290 million) for Q4 FY24. Revenue from sale of power for Q4 FY25 was INR 18,294 million (US$ 214 million), compared to INR 16,908 million (US$ 198 million) for Q4 FY24. Net profit for Q4 FY25 was INR 3,137 million (US$ 37 million) compared to INR 609 million (US$ 7 million) for Q4 FY24. Adjusted EBITDA for Q4 FY25 was INR 22,118 million (US$ 259 million), as against INR 16,810 million (US$ 197 million) in Q4 FY24.
•
Total Income (or total revenue) for FY25 was INR 109,070 million (US$ 1,277 million), compared to INR 96,531 million (US$ 1,130 million) for FY24. Revenue from sale of power for FY25 was INR 81,486 million (US$ 954 million) compared to INR 76,624 million (US$ 896 million) for FY24. Net profit for FY25 was INR 4,591 million (US$ 54 million) compared to INR 4,147 million (US$ 49 million) for FY24. Adjusted EBITDA for FY25 was INR 79,188 million (US$ 927 million), as against INR 69,216 million (US$ 810 million) for FY24.
•
Total income (or total revenue) for Q4 FY25 includes external sales from our module and cell manufacturing operations amounting to INR 9,914 million (US$ 116 million). Net profit and Adjusted EBITDA for Q4 FY25 from external sales from our module and cell manufacturing operations was INR 2,200 million (US$ 26 million) and INR 3,615 million (US$ 42 million) respectively.
•
Total income (or total revenue) for FY25 includes external sales from our module and cell manufacturing operations amounting to INR 13,373 million (US$ 157 million). Net profit and Adjusted EBITDA for FY25 from external sales from our module and cell manufacturing operations was INR 2,623 million (US$ 31 million) and INR 4,212 million (US$ 49 million) respectively.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 85.43 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of March 31, 2025, our total portfolio consisted of ~17.3 GWs and commissioned capacity was ~10.7 GWs, of which ~4.9 GWs were wind, ~5.7 GWs were solar and 99 MWs were hydro. Our commissioned capacity increased 12.4% year-over-year, net of the 300 MWs of assets sold in FY25 as part of our capital recycling strategy.

In Q4 FY25, we commissioned 312 MWs, of which 145 MWs was wind and 167 MWs was solar capacity. During FY25, we commissioned 1,480 MWs, of which 193 MWs was wind and 1,287 MWs was solar capacity. Subsequent to fiscal year-end, the Company has commissioned 466 MWs of which 436 MWs is solar and 30 MWs is wind, taking the total commissioned capacity to ~11.2 GWs.

Electricity Sold

Total electricity sold in Q4 FY25 was 5,004 million kWh, an increase of 18.3% over Q4 FY24. Electricity sold in Q4 FY25 from wind assets was 1,830 million kWh, similar to Q4 FY24. Electricity sold in Q4 FY25 from solar assets was

3,134 million kWh, an increase of 33.5% over Q4 FY24. Electricity sold for Q4 FY25 from hydro assets was 40 million kWh, an increase of 16% over Q4 FY24.

Total electricity sold in FY25 was 21,565 million kWh, an increase of 13.1% over FY24. Electricity sold in FY25 from wind assets was 10,255 million kWh, an increase of 3.5% over FY24. Electricity sold in FY25 from solar assets was 10,875 million kWh, an increase of 24.1% over FY24. Electricity sold in FY25 from hydro assets was 435 million kWh, an increase of 11.3% over FY24.

Plant Load Factor

Our weighted average PLF for Q4 FY25 for wind assets was 17.4%, compared to 18.4% for Q4 FY24. The PLF for Q4 FY25 for solar assets was 24.8%, similar to 25.5% for Q4 FY24.

Our weighted average PLF for FY25 for wind assets was 24.4%, compared to 26.4% for FY24. The PLF for FY25 for solar assets was 23.6%, compared to 24.6% for FY24.

Total Income

Total Income for Q4 FY25 was INR 34,391 million (US$ 403 million), an increase of 38.8% over Q4 FY24. Total income benefited from higher revenue owing to an increase in operational capacity, but was partially offset by lower merchant tariffs, lower resource availability and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy. Total Income includes finance income and fair value change in share warrants of INR 1,075 million (US$ 13 million) and gain on sale of assets amounting to INR 3,070 million (US$ 36 million)..

Total income for Q4 FY25 includes external sales from our module and cell manufacturing operations amounting to INR 9,914 million (US$ 116 million).

Total Income for FY25 was INR 109,070 million (US$ 1,277 million), an increase of ~13.0% over FY24. Total income benefited from higher revenue owing to an increase in operational capacity, but was partially offset by lower merchant tariffs, decrease in LPS (Late Payment Surcharge) income, lower resource availability and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy. Total Income for FY25 includes finance income and fair value change in share warrants of INR 5,168 million (US$ 60 million) and gain on sale of assets amounting to INR 3,088 million (US$ 36 million).

Total income for FY25 includes external sales from our module and cell manufacturing operations amounting to INR 13,373 million (US$ 157 million).

Raw Materials and Consumables Used

Raw materials and consumables used for Q4 FY25 were INR 7,429 million (US$ 87 million) compared to INR 1,100 million (US$ 13 million) for Q4 FY25. Raw materials and consumables used for Q4 FY25 includes consumption directly attributable to external sales from our module and cell manufacturing operations amounting to INR 6,820 million (US$ 81 million).

Raw materials and consumables used for FY25 were INR 10,468 million (US$ 123 million), compared to INR 3,844 million (US$ 45 million) for FY24. Raw materials and consumables used for FY25 includes consumption directly attributable to external sales from our module and cell manufacturing operations amounting to INR 9,397 million (US$ 112 million).

Employee Benefits Expense

Employee benefits expense for Q4 FY25 was INR 1,207 million (US$ 14 million), compared to INR 848 million (US$ 10 million), an increase of 42.3% over Q4 FY24 due to an increase in headcount, primarily attributable to external sales from our module and cell manufacturing operations.

Employee benefits expense for FY25 was INR 4,616 million (US$ 54 million), compared to 4,467 million (US$ 52 million) for FY24, a marginal increase of 3.3% due to an increase in headcount partially offset by lower expense with respect to employee share-based payments.

Employee benefits expense for Q4 FY25 includes expense attributable to external sales from our module and cell manufacturing operations amounting to INR 298 million (US$ 3 million). Attributable employee benefits expense to external sales from our module and cell manufacturing operations for FY25 was to INR 342 million (US$ 4 million).

Other Expenses

Other Expenses for Q4 FY25 were INR 4,710 million (US$ 55 million), an increase of 4.6% over Q4 FY24. The increase was primarily due to external sales from our module and cell manufacturing operations, partially offset by lower overheads driven by cost optimization measures.

Other Expenses for Q4 FY25 includes expense attributable to external sales from our module and cell manufacturing operations for Q4 FY25 amounting to INR 612 million (US$ 7 million).

Other Expenses for FY25 were INR 12,783 million (US$ 150 million), a decrease of 13.8% over FY24. The decrease was primarily due to lower non-cash provisioning for contractual obligations and lower overheads driven by cost optimization measures compared to FY24, partially offset by higher manufacturing expenses.

Attributable Other Expenses for external sales from our module and cell manufacturing operations for FY25 was INR 768 million (US$ 9 million).

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q4 FY25 were INR 14,663 million (US$ 172 million), an increase of 25.4% over Q4 FY24. The increase in finance costs was primarily in line with an increase in operational assets from the previous year, and finance costs associated with manufacturing operations, partially offset by lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings.

Finance costs and fair value change in derivative instruments for FY25 were INR 52,352 million (US$ 613 million), an increase of 10.2% over FY24. The increase in finance costs was primarily in line with an increase in operational assets from the previous year, and finance costs associated with manufacturing operations, partially offset by lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings.

Finance costs and fair value change in derivative instruments for Q4 FY25 includes expense attributable to external sales from our module and cell manufacturing operations amounting to INR 234 million (US$ 3 million). Attributable finance costs for external sales from our module and cell manufacturing operations for FY25 were INR 284 million (US$ 3 million).

Net Profit

The net profit for Q4 FY25 was INR 3,137 million (US$ 37 million) compared to INR 609 million (US$ 7 million) for Q4 FY24, with the increase primarily with the increase primarily driven by higher operating revenues, external sales from our module and cell manufacturing operations, and lower tax incidence, partially offset by higher scale linked financing costs & depreciation, including costs attributable to external sales from our module and cell manufacturing operations, and lower resource availability.

The net profit for FY25 was INR 4,591 million (US$ 54 million) compared to net profit of INR 4,147 million (US$ 49 million) for FY24, with the increase primarily driven by higher operating revenues, external sales from our module and cell manufacturing operations, and lower other expenses partially offset by higher scale linked financing costs & depreciation, and lower resource availability.

Net profit for Q4 FY25 and for FY25 attributable to external sales from our module and cell manufacturing operations amounted to INR 2,200 million (US$ 26 million) and INR 2,623 million (US$ 31 million) respectively.

Adjusted EBITDA

Adjusted EBITDA Q4 FY25 was INR 22,118 million (US$ 259 million), compared to INR 16,810 million (US$ 197 million) in Q4 FY24.

Adjusted EBITDA for FY25 was INR 79,188 million (US$ 927 million) compared to INR 69,216 million (US$ 810 million) for FY24.

Adjusted EBITDA for Q4 FY25 and FY25 attributable to external sales from our module and cell manufacturing operations amounted to INR 3,615 million (US$ 42 million) and INR 4,212 million (US$ 49 million), respectively.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 26 Guidance

The Company expects to complete the construction of 1.6 to 2.4 GWs by the end of Fiscal Year 2026. The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY26 are subject to weather and resource availability being similar to FY25. The Company anticipates continued net gains in sales of assets, which is part of Renew’s capital recycling strategy, and has included INR 1-2 billion related to asset sales in the Adjusted EBITDA. The Company also expects external sales from our module and cell manufacturing operations and has included INR 5-7 billion of Adjusted EBITDA against such sales in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY26	INR 87 – INR 93 billion	INR 14 – INR 17 billion

Cash Flow

Cash generated from operating activities for Q4 FY25 was INR 20,666 million (US$ 242 million), compared to INR 17,682 million (US$ 207 million) for Q4 FY24. The increase was driven by higher operating profits in Q4 FY25 and lower income tax, partially offset by higher working capital deployment driven by an increase in trade receivables and inventories primarily to attributable to external sales from our module and cell manufacturing operations. Cash generated from operating activities for FY25 was INR 69,223 million (US$ 810 million), compared to INR 68,931 million (US$ 807 million) for FY24. The marginal increase was driven by higher profit before tax and lower income tax payable.

Cash generated from investing activities for Q4 FY25 was INR 5,750 million (US$ 67 million), compared to cash used amounting to INR 29,263 million (US$ 343 million) for Q4 FY24. Cash was primarily generated from redemption of deposits and sale of assets. Cash used in investing activities for FY25 was INR 75,822 million (US$ 888 million), compared to INR 162,535 million (US$ 1,903 million) used in FY24.The decrease in cash used is mainly on account of lower capital expenditure and investment in renewable energy projects.

Cash used in financing activities for Q4 FY25 was INR 7,492 million (US$ 88 million), compared to cash used in financing activities of INR 17,315 million (US$ 203 million) in Q4 FY24. The decrease in cash used was primarily due to higher proceeds (net of repayments) from project financing and lower interest payment. Cash generated from financing activities for FY25 was INR 19,984 million (US$ 234 million), compared to INR 82,417 million (US$ 965 million) generated in FY24. The decrease was primarily due to lower proceeds (net of repayments) from project financing and the absence of any share buy-back during FY25.

Capital Expenditure

In Q4 FY25, we commissioned and/or operationalized 167 MWs of solar and 145 MWs of wind projects for which our capex was INR 17,814 million (US$ 209 million).

In FY25, we commissioned 1,287 MWs of solar, 193 MWs of wind projects and 150 MWh of battery storage for our renewable energy projects for which our capex (including BESS) was INR 78,188 million (US$ 915 million).

Liquidity Position

As of March 31, 2025, we had INR 82,951 million (US$ 971 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 40,419 million (US$ 473 million), bank balances other than cash and cash equivalents of INR 40,099 million (US$ 469 million) and deposits with maturities of more than twelve months (forming part of other financial assets) of INR 2,433 (US$ 28 million).

Net Debt

Net debt as of March 31, 2025, was INR 640,067 million (US$ 7,492 million). Net debt as of March 31, 2025, also includes investment from JV partners for renewable energy projects in the form of convertible debentures amounting to INR 22,780 (US$ 267 million) and net debt for solar module manufacturing amounting to INR 8,367 million (US$ 98 million).

Receivables

Total receivables as of March 31, 2025, were INR 23,919 million (US$ 280 million), of which INR 7,332 million (US$ 85.8 million) was unbilled and others including receivables against external sales from our module and cell manufacturing operations. The DSO was 71 days as on March 31, 2025, as compared to 77 days as of March 31, 2024, an improvement of 6 days year on year.

Cash Flow to Equity (CFe)

CFe for Q4 FY25 was INR (1,579 million) [US$ (18 million)], compared to INR (8,091 million) [US$ (95 million)] for Q4 FY24 due to higher adjusted EBITDA and lower interest expense.

CFe for FY25 was INR 14,869 million (US$ 174 million), compared to INR 13,665 million (US$ 160 million) for FY24 due to higher adjusted EBITDA.

Other matters

On May 6, 2025, we signed an agreement to sell a minority stake in our manufacturing business to British International Investment PLC (“BII”). BII will invest INR 8,700 million (US$100 million) in a minority stake in the business. The proceeds will be primarily utilized to construct a new 4 GW Topcon cell facility in Dholera, Gujarat and to grow the business. Post the requisite approvals including those from lenders and anti-trust authorities, the transaction is likely to close by the end of next quarter. After construction of the 2 facilities, the company will have a total of 6.5 GW of cell and 6.5 GW of module manufacturing facilities.

During December 2024, the company had signed an agreement for sale of a 300 MW operating solar asset to Anzen India Energy Yield Plus Trust. The transaction concluded in March 2025, and the company has received ~US$ 56 million as proceeds from sale.

Non-Binding Offer received in December 2024

On December 11, 2024 the Company announced that it has received a non-binding proposal dated December 10, 2024 from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$7.07 per share.

As announced at the time of receipt of the non-binding offer, the ReNew Board of Directors formed a Special Committee (“Special Committee”) led by Manoj Singh, the Lead Independent Director, consisting of the six independent non-executive ReNew Directors to consider the non-binding proposal.

The role of the Special Committee is to constructively explore and evaluate all strategic capitalization / financing opportunities available to the Company, including proposals received, and act in the interests of all shareholders. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP. Active discussions with the Consortium are ongoing and the Special Committee will provide an update to the market on the outcome as soon as reasonably practicable.

The ReNew Executive Management’s primary focus will be to continue to ensure the effective management of the Company and in addition, contribute to the evaluation process, as required by the Special Committee.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the proposal received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (6:00 PM IST) on June 16, 2025. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/ggsz3xjw or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 85.43 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. The Company cautions readers of this press release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics, and our expectations regarding any proposal received from the Consortium, including the timing or terms of any transaction with the Consortium or any other alternative transactions.

The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time, including Renew Energy Global's annual report on Form 20-F filed with the SEC on July 30, 2024. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~18.5 GWs on a gross basis as of June 16, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at March 31,
	2024	2025	2025
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	678,600	747,066	8,745
Intangible assets	37,883	36,217	424
Right of use assets	12,898	14,506	170
Investment in jointly controlled entities	2,862	381	4
Trade receivables	8,087	7,528	88
Investments	823	1,078	13
Other financial assets	6,800	6,497	76
Deferred tax assets (net)	5,556	7,073	83
Tax assets	8,172	8,770	103
Contract assets	1,500	2,724	32
Other non-financial assets	6,317	9,785	115
Total non-current assets	769,498	841,625	9,852
Current assets
Inventories	1,689	4,164	49
Trade receivables	13,769	16,391	192
Investments	1,502	264	3
Cash and cash equivalents	27,021	40,419	473
Bank balances other than cash and cash equivalents	50,706	40,099	469
Other financial assets	4,671	7,148	84
Contract assets	216	108	1
Other non-financial assets	4,863	5,543	65
	104,437	114,136	1,336
Assets held for sale	—	3,963	46
Total current assets	104,437	118,099	1,382
Total assets	873,935	959,724	11,234
Equity and liabilities
Equity
Issued capital	4,808	4,808	56
Share premium	154,153	154,204	1,805
Retained losses	(56,433)	(53,755)	(629)
Other components of equity	2,689	7,346	86
Equity attributable to equity holders of the parent	105,217	112,603	1,318
Non-controlling interests	16,480	18,510	217
Total equity	121,697	131,113	1,535
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	565,861	582,307	6,816
Lease liabilities	7,477	8,282	97
Other financial liabilities	7,011	6,576	77
Provisions	10,508	9,484	111
Deferred tax liabilities (net)	18,705	24,481	287
Other non-financial liabilities	632	1,122	13
Total non-current liabilities	610,194	632,252	7,401
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	81,455	140,711	1,647
- Interest accrued	2,957	5,405	63
Lease liabilities	868	977	11
Trade payables	9,094	9,899	116
Other financial liabilities	42,571	33,301	390
Tax liabilities (net)	429	378	4
Other non-financial liabilities	4,670	5,647	66
	142,044	196,318	2,298
Liabilities directly associated with the assets held for sale	—	41	—
Total current liabilities	142,044	196,359	2,298
Total liabilities	752,238	828,611	9,699
Total equity and liabilities	873,935	959,724	11,234

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended March 31,			For the year ended March 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	18,120	29,045	340	81,319	97,063	1,136
Other operating income	69	106	1	629	450	5
Late payment surcharge from customers	28	—	—	1,451	7	0
Finance income	984	1,005	12	5,272	4,572	54
Other income	4,594	4,164	49	7,309	6,383	75
Change in fair value of warrants	981	71	1	551	595	7
Total income	24,776	34,391	403	96,531	109,070	1,277
Expenses
Raw materials and consumables used	1,100	7,429	87	3,844	10,468	123
Increase in inventories of finished goods	—	(1,875)	(22)	—	(1,875)	(22)
Employee benefits expense	848	1,207	14	4,467	4,616	54
Depreciation and amortisation	4,532	5,374	63	17,583	20,670	242
Other expenses	4,503	4,710	55	14,834	12,783	150
Finance costs and fair value change in derivative instruments	11,689	14,663	172	47,506	52,352	613
Total expenses	22,672	31,508	369	88,234	99,014	1,159
Profit before share of profit of jointly controlled entities and tax	2,104	2,883	34	8,297	10,056	118
Share of (loss) / profit of jointly controlled entities	(21)	132	2	(155)	(22)	(0)
Profit before tax	2,083	3,015	35	8,142	10,034	117
Income tax expense
Current tax	106	294	3	981	1,514	18
Deferred tax	1,368	(416)	(5)	3,014	3,929	46
Profit for the period	609	3,137	37	4,147	4,591	54
Weighted average number of equity shares in calculating basic earnings per share	362,595,364	362,720,773	362,720,773	365,506,172	362,670,142	362,670,142
Weighted average number of equity shares in calculating diluted earnings per share	365,087,667	366,737,636	366,737,636	366,381,777	366,125,910	366,125,910
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	1.30	8.20	0.10	9.94	10.92	0.13
Diluted earnings attributable to ordinary equity holders of the Parent	1.29	8.11	0.10	9.92	10.81	0.13

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended March 31,			For the year ended March 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	2,083	3,015	35	8,142	10,034	117
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	11,604	14,265	167	46,762	51,368	601
Depreciation and amortisation	4,532	5,374	63	17,583	20,670	242
Change in fair value of warrants	(981)	(71)	(1)	(551)	(595)	(7)
Gain on disposal of subsidiaries (net)	(3,338)	(3,070)	(36)	(3,659)	(3,088)	(36)
Share based payments	450	274	3	1,653	1,277	15
Interest income	(881)	(939)	(11)	(5,121)	(4,451)	(52)
Others	811	1,271	15	2,256	218	3
Working capital adjustments:
(Increase) / decrease in trade receivables	1,183	(444)	(5)	8,020	(1,800)	(21)
(Increase) / decrease in inventories	60	(1,567)	(18)	(755)	(2,395)	(28)
(Increase) / decrease in other financial assets	(1,100)	651	8	(381)	441	5
(Increase) / decrease in other non-financial assets	1,471	610	7	(1,064)	(1,407)	(16)
(Increase) / decrease in contract assets	(928)	(512)	(6)	(4,153)	(933)	(11)
Decrease / (increase) in other non-financial liabilities	3,983	2,782	33	461	1,373	16
Decrease / (increase) in in trade payables	1,562	1,712	20	3,032	733	9
Cash generated from operations	20,511	23,351	273	72,225	71,445	836
Income tax paid (net)	(2,829)	(2,685)	(31)	(3,294)	(2,222)	(26)
Net cash generated from operating activities (a)	17,682	20,666	242	68,931	69,223	810
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(34,914)	(19,518)	(228)	(153,839)	(95,318)	(1,116)
Sale of property, plant and equipment	1	—	—	1	—	—
Investment in deposits having residual maturity more than 3 months and mutual funds	(144,149)	(93,852)	(1,099)	(443,704)	(363,586)	(4,256)
Redemption of deposits having residual maturity more than 3 months and mutual funds	145,447	112,993	1,323	426,706	375,219	4,392
Deferred consideration received	5	(1)	(0)	1,120	642	8
Disposal of subsidiaries, net of cash disposed	4,024	4,773	56	5,741	4,777	56
Purchase consideration paid	(600)	—	—	(1,638)	—	—
Interest received	1,228	1,581	19	3,606	4,139	48
Investment in energy funds	(73)	33	(0)	(178)	(99)	(1)
Investment in optionally convertible debentures	(112)	(115)	(1)	(112)	(115)	(1)
Loans given	(120)	(144)	(2)	(228)	(292)	(3)
Investment in jointly controlled entities	—	—	—	(10)	(1,189)	(14)
Net cash generated from / (used in) investing activities (b)	(29,263)	5,750	68	(162,535)	(75,822)	(888)
Cash flows from financing activities
Shares bought back, held as treasury stock	—	—	—	(4,819)	—	—
Shares issued during the period	15	11	0	17	20	0
Payment for acquisition of interest from non-controlling interest	(100)	(335)	(4)	(237)	(335)	(4)
Put options exercised during the period	—	—	—	(1,000)	—	—
Payment of lease liabilities (including payment of interest expense)	(105)	(153)	(2)	(588)	(663)	(8)
Proceeds from shares and debentures issued by subsidiaries	444	713	8	7,608	1,829	21
Proceeds from interest-bearing loans and borrowings	145,567	75,717	886	413,976	362,957	4,249
Repayment of interest-bearing loans and borrowings	(143,423)	(65,473)	(766)	(280,350)	(285,976)	(3,347)
Interest paid (including settlement gain / loss on derivative instruments)	(19,713)	(17,972)	(210)	(52,190)	(57,848)	(677)
Net cash generated from / (used in) financing activities (c)	(17,315)	(7,492)	(88)	82,417	19,984	234
Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	(28,896)	18,924	221	(11,187)	13,385	157
Cash and cash equivalents at the beginning of the period	55,911	21,482	251	38,182	27,021	316
Effects of exchange rate changes on cash and cash equivalents	6	13	0	26	13	0
Cash and cash equivalents at the end of the period	27,021	40,419	472	27,021	40,419	473
Components of cash and cash equivalents
Cash and cheque on hand	0	1	0	0	1	0
Balances with banks:
- On current accounts	11,466	15,083	177	11,466	15,083	177
- Deposits with original maturity of less than 3 months	15,555	25,335	297	15,555	25,335	297
Total cash and cash equivalents	27,021	40,419	472	27,021	40,419	473

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended March 31,			For the year ended March 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit for the period	609	3,137	37	4,147	4,591	54
Less: Finance income	(984)	(1,005)	(12)	(5,272)	(4,572)	(54)
Add: Share in (profit)/ loss of jointly controlled entities	21	(132)	(2)	155	22	0
Add: Depreciation and amortisation	4,532	5,374	63	17,583	20,670	242
Add: Finance costs and fair value change in derivative instruments	11,689	14,663	172	47,506	52,352	613
Less: Change in fair value of warrants	(981)	(71)	(1)	(551)	(595)	(7)
Add: Income tax expense	1,474	(122)	(2)	3,995	5,443	64
Add: Share based payment expense and others related to listing	450	274	3	1,653	1,277	15
Adjusted EBITDA	16,810	22,118	259	69,216	79,188	927

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended March 31,			For the year ended March 31,
	2024	2025	2025	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	16,810	22,118	259	69,216	79,188	927
Add: Finance income	984	1,005	12	5,272	4,572	54
Less: Interest paid in cash	(16,425)	(14,097)	(165)	(42,337)	(43,493)	(509)
Less: Tax paid	(2,829)	(2,685)	(31)	(3,294)	(2,222)	(26)
Less: Normalised loan repayment	(7,537)	(8,534)	(100)	(17,451)	(23,614)	(276)
Add/ less: Other non-cash items	906	614	7	2,259	438	5
Total CFe	(8,091)	(1,579)	(18)	13,665	14,869	174